March 28, 2005


Mail Stop 04-09

Bruce Korman, President
1434 W. 11th Street
Los Angeles, CA 90015

Re:	Cash Technologies, Inc.
	Form 10-KSB for the year ended May 31, 2004
	Forms 10-QSB for the quarters ended August 31, 2004 and November
30, 2004
	File No. 000-24569

Dear Mr. Korman:

We have reviewed your response letter dated March 11, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-K

Financial Statements and Notes

Statements of Operations, page 34
1. We have read and considered your response to comment 1. We remain of the view that you should report the impairment loss on coin machines in gross profit, regardless of whether it results in a negative gross profit.
2. We have read and considered your response to comment 2. With respect to the classification of the amortization of your capitalized software, we do not find your support for it persuasive. We remain of the view that the classification of the capitalized software should conform to Question 17 of FASB Staff Implementation Guidance, SFAS 86, regardless of whether it would result in a negative gross profit.


Note 4 Convertible Debt, page 44
3. We have read and considered your response to comment 5. In relation to the conversion of debt into equity securities, tell us the expense that was recognized, as well as where it is classified within your Statement of Operations and revise the financial statements accordingly. Refer to paragraph 3 of SFAS 84.

Note 10 - Extraordinary Income, page 15
4. We have read and consider your response to comment 7.   In
accordance with Instruction (2)(iv) to Item 310(b) of Regulation S-B, amend your November 30, 2004 Form 10-QSB to reflect the pro-forma data for the periods ending November 30, 2004 and November 30, 2003.
5. File the amendment to the Form 8-K as indicated in your response to comment 8.

*    *    *    *

      As appropriate, please amend your Form 10-KSB, Form 10-QSB for the quarter ending November 30, 2004, and Form 8-K filed November 12,
2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
942-1868 or the undersigned at (202) 942-1993 if you have questions.



						Sincerely,



Jorge Bonilla
Senior Staff Accountant



??

??

??

??

Cash Technologies, Inc.
March 28, 2005
Page 1